

August 18, 2022   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

Wheaton Precious Metals Enters Into Agreement To Terminate Its Existing Silver Stream On The Yauliyacu Mine

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is announcing that it has entered into a definitive agreement with certain subsidiaries of Glencore plc ("Glencore") (LSE: GLEN) to terminate its silver stream on the Yauliyacu Mine in Peru for a cash payment of US$150 million, less the aggregate value of any deliveries to Wheaton of silver produced in 2022 prior to closing. Wheaton has agreed to terminate the stream in order to help facilitate the sale by Glencore of the Yauliyacu Mine.

"Yauliyacu has been part of Wheaton's portfolio since 2006 and has been integral to the history of our company. Combined with San Dimas and Zinkgruvan, Yauliyacu gave us the scale to grow the streaming business and become the company we are today," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "Consistent with a core principle of working with our partners, Wheaton has agreed to terminate the stream, adding even more financial capacity to explore new opportunities that we believe are in the best interests of our shareholders. Glencore was one of the first mining companies to recognize the value that is created for all stakeholders through the streaming model, and we thank them for their stewardship of this project and look forward to maintaining our strong partnership on existing and potential future developments."

Wheaton acquired the silver stream on the Yauliyacu Mine in 2006 for an upfront consideration of US$285 million and has subsequently generated over US$485 million in cash flow from the stream. Combined with the termination payment, Wheaton will have generated an absolute return of over 220% of the original investment.

The closing of the transaction is contingent on Glencore divesting the Yauliyacu mine by December 31, 2022[1] and is subject to other customary conditions.

As a result of the transaction, Wheaton now expects average annual production for the five-year period ending December 31, 2026, to be approximately 800,000 gold equivalent ounces[2] ("GEOs") (from 820,000 previously) and for the ten-year period ending December 31, 2031, to be approximately 850,000 GEOs (from 870,000 previously). Production in 2022 is expected to remain between 640,000 and 680,000 GEOs.

For further information, please contact:

Patrick Drouin
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

End Notes

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[1] Glencore has the option, but not the obligation, to terminate the silver stream even if it does not divest Yauliyacu by December 31, 2022.

[2] Commodity price assumptions for the gold equivalent production and sales in 2022 are $1,800 / ounce gold, $24 / ounce silver, and $2,100 / ounce palladium and $33 / pound cobalt. Other metal includes palladium and cobalt.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA**")** counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, the termination of the Yauliyacu silver stream for $150 million, the value of silver produced and delivered after January 1, 2022 and the satisfaction of each party's obligations in accordance with definitive documentation relating to the termination of the Yauliyacu silver stream. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the termination of the Yauliyacu silver stream and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Keno Hill silver stream, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 10, 2022 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2021 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the receipt of $150 million from Glencore, the estimated value of silver to be produced and delivered after January 1, 2022 and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Yauliyacu silver stream, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.